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02053138

D STATES
CHANGE COMMISSION
, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

RECEIVED
NOV 2 0 2002

SEC FILE NUMBER
8- 46711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Re-Direct Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 East Madison Street, Suite 101
(No. and Street)

Villa Park, (City) Illinois (State) 60181 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J. Powers (630) 834-0770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Powers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Re-Direct Securities Corp., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Official Seal
JAYNEE DOOLY
Notary Public - State Of Illinois
My Commission Expires Feb. 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE-DIRECT SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Re-Direct Securities Corp.

We have audited the accompanying statement of financial condition of Re-Direct Securities Corp. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Re-Direct Securities Corp. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 17, 2002

RE-DIRECT SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$ 48,379
Receivable from broker/dealers	30,952
Commissions receivable	82,965
Securities owned, at estimated fair value	3,300
Office equipment at cost, net of $42,219 accumulated depreciation	10,642
Other assets	5,631
TOTAL ASSETS	$ 181,869

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 59,532
SHAREHOLDERS' EQUITY	
Common stock, no par value; shares authorized 100,000; issued and outstanding 1,000	$ 10
Additional paid-in capital	9,990
Retained earnings	112,337
Total Shareholders' Equity	$ 122,337
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 181,869

The accompanying notes are an integral part of this financial statement.

RE-DIRECT SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Re-Direct Services, Inc., was incorporated in the state of Illinois on November 10, 1993. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis which is the same business day as the transaction date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of equipment is provided for using the straight-line method over a five-year period.

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In March, 2000 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

Also, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

In addition, pursuant to the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior written approval of that Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK – (Continued)

under the agreement. This amount is included in "Receivable from broker/dealers". The agreement may be terminated by either party with 90 days prior notification. There are also provisions for the Company to pay a termination fee, if the Company terminates this agreement within a three-year period.

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to this plan for year ended September 30, 2002 was $21,894.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2002 the Company's net capital and required net capital were $93,827 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 63%.

NOTE 5 - RELATED PARTIES

As previously mentioned, the Company is a wholly owned subsidiary of Re-Direct Services, Inc. (the Parent). The Parent has provided office space, clerical and administrative assistance and has paid other operating expenses on the Company's behalf without anticipated reimbursement. During the year ended September 30, 2002 the Company paid $84,000 in management fees to the Parent.

NOTE 6 - SECURITIES OWNED

Securities owned consist of warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the warrants at their original cost of $3,300.

NOTE 7 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its parent company, Re-Direct Services, Inc. (Parent). The Parent assumes all liability for any income tax expense of the consolidated group.

NOTE 8 - LITIGATION

The Company has been named in two NASD arbitrations brought on by two former clients. One (First) alleges unauthorized changes, by a registered representative of the Company, to the risk allocation in a variable annuity purchased through the Company. The other (Second) alleges the sale of unregistered securities by another registered representative of the Company. For both arbitrations, the claimants seek $50,000 and $147,170, respectively, in compensatory damages, plus interest and legal costs. In the Second arbitration the claimant also seeks exemplary damages. An arbitration date has not been set for the First. The Second arbitration date is set for December 10, 2002; however settlement negotiations have been initiated. In both arbitrations, legal counsel believes that there is a low risk that adverse findings could be made against the Company that would exceed the Company's errors and omissions insurance policy limits.